Filed by Star Peak Energy Transition Corp. pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Star Peak Energy Transition Corp.

Commission File No. 001-39455

Stem, Inc. Announces Head of Government Relations to Lead Federal Initiatives

Chris Mathey, Seasoned Government and Public Policy Executive, to Lead Stem’s Policy & Business Development Efforts

Mathey Will Focus on Driving U.S Federal Energy Storage Adoption

MILLBRAE, Calif. – Tuesday, April 6, 2021 – Stem, Inc. (“Stem” or the “Company”), a global leader in artificial intelligence (AI)-driven clean energy storage services, today announced the addition of Chris Mathey to the Stem leadership team as Vice President of Federal Policy and Business Development. Mathey brings more than 15 years’ experience in senior leadership positions at the intersection of policy, technology, and energy. At Stem, Mathey will focus on advancing federal energy policy and delivering smart storage solutions to government clients in collaboration with Stem’s network of channel partners and energy service companies.

Mathey’s extensive experience includes senior leadership positions at Citizens for Responsible Energy Solutions, Renewable Energy Buyers Alliance, WGL Energy, and Constellation as well as a staffer to a senior Member of the U.S. Congress. Over that time, Mathey has successfully led public affairs campaigns and worked with federal stakeholders on clean energy, sustainability, and resiliency initiatives. He earned an MBA from the George Washington University School of Business and a BA in Political Science from Clemson University.

“We are incredibly excited to welcome a seasoned government and public policy executive of Chris’s caliber to the Stem team,” said Alan Russo, Chief Revenue Officer at Stem. “Chris joins at a pivotal time for energy storage and clean energy broadly amid President Biden’s $100 billion plan to invest in grid modernization and green infrastructure. Chris’s extensive expertise in the evolving government and public policy landscape, including experience executing third-party financed projects, will be invaluable to our ongoing success and growth. Stem’s enhanced focus on federal relations will offer the company and our network of partners discernable revenue streams. Together, we look forward to extending the proven capabilities of our market-leading AthenaTM software to help build energy resilience at a national level.”

“I am honored to join Stem to spearhead federal market initiatives and open up new markets for energy storage,” added Mathey. “The energy transition is at an inflection point, and more flexible and ‘on-demand’ energy solutions are critical to enabling a cleaner, more reliable grid. As federal agencies look to save energy costs, adopt more sustainable energy sources, and ensure resilience for our nation's critical infrastructure, Stem’s innovative smart storage solutions, with their proven track record, can be integral to achieving these ambitious goals. I’m very excited to be part of a team that bridges the private and public sectors with smart energy storage technology.”

With more than 950 energy storage systems and nearly one gigawatt-hour (GWh) operating or contracted, including at critical facilities such as hospitals and water treatment plants, Stem brings extensive experience to empower government clients to enhance their energy resilience. Stem’s best-in-class AthenaTM smart energy software helps lower costs and optimize distributed energy resources (DERs) such as solar PV and backup generators.

Stem and Star Peak Energy Transition Corp. (NYSE: STPK) Business Combination Update

Star Peak’s registration statement on Form S-4 (File No. 333-251397), relating to the previously announced merger of Star Peak and Stem, was declared effective by the U.S. Securities and Exchange Commission on March 29, 2021. The Special Meeting to approve the pending business combination is scheduled for Tuesday, April 27, 2021, at 11:00 a.m. ET. If the proposals at the Special Meeting are approved, the parties anticipate the business combination will close shortly thereafter, subject to the satisfaction or waiver (as applicable) of all other closing conditions. Details about how to vote can be viewed at https://stpk.starpeakcorp.com/vote.

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About Stem, Inc.

Stem provides solutions that address the challenges of today’s dynamic energy market. By combining advanced energy storage solutions with Athena™, a world-class AI-powered analytics platform, Stem enables customers and partners to optimize energy use by automatically switching between battery power, onsite generation and grid power. Stem’s solutions help enterprise customers benefit from a clean, adaptive energy infrastructure and achieve a wide variety of goals, including expense reduction, resilience, sustainability, environmental and corporate responsibility and innovation. Stem also offers full support for solar partners interested in adding storage to standalone, community or commercial solar projects – both behind and in front of the meter.

Headquartered in Millbrae, Calif., Stem is directly funded by a consortium of leading investors including Activate Capital, Angeleno Group, BNP Paribas, Constellation Technology Ventures, Copec, Iberdrola (Inversiones Financieras Perseo), GE Ventures, Magnesium Capital, Mithril L.P., Mitsui & Co. LTD., Ontario Teachers’ Pension Plan, RWE Supply & Trading, Temasek and Total Energy Ventures. For more information, visit www.stem.com.

About Star Peak Energy Transition Corp.

Star Peak is a blank check company incorporated in Delaware for the purpose of effecting a merger, capital stock exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses. Star Peak is led by a management team with extensive experience investing in the energy, energy infrastructure and renewables sectors, including Chairman, Michael Morgan and Chief Executive Officer, Eric Scheyer. Michael Morgan is Chairman and Chief Executive Officer at Triangle Peak Partners LP and currently serves as a director of Sunnova Energy International (NYSE: NOVA) and lead director of Kinder Morgan, Inc. (NYSE: KMI), one of the largest energy infrastructure companies in North America, a company he joined at its founding in 1997. Eric Scheyer is a Partner at Magnetar and has served as the Head of the Magnetar Energy and Infrastructure Group since its inception in 2005. For more information, visit https://stpk.starpeakcorp.com/.

Additional Information

This communication is being made in respect of a proposed merger transaction (the “proposed transactions”) involving Star Peak and Stem. The proposed transactions will be submitted to stockholders of Star Peak for their consideration and approval at a special meeting of stockholders. In connection with the proposed transactions, Star Peak has filed a Registration Statement on Form S-4 (the “Registration Statement”) with the Securities and Exchange Commission (“SEC”), which includes a definitive proxy statement / prospectus / written consent solicitation that has been distributed to Star Peak stockholders in connection with Star Peak’s solicitation for proxies for the vote by Star Peak’s stockholders in connection with the proposed transactions and other matters as described in such Registration Statement, as well as the prospectus relating to the offer of the securities. Star Peak has mailed a definitive proxy statement / prospectus / written consent solicitation and other relevant documents to its stockholders as of the record date established for voting on the proposed transactions. Investors and security holders of Star Peak are advised to read the definitive proxy statement / prospectus / written consent solicitation in connection with Star Peak’s solicitation of proxies for its special meeting of stockholders to be held to approve the proposed transaction because the proxy statement / prospectus / written consent solicitation contains important information about the proposed transaction and the parties to the proposed transaction. Stockholders may also obtain copies of the definitive proxy statement / prospectus / written consent solicitation, without charge at the SEC’s website at www.sec.gov or by directing a request to: Star Peak Energy Transition Corp., 1603 Orrington Ave., 13 Floor Evanston, IL 60201.

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Participants in the Solicitation

Star Peak and Stem and their respective directors, executive officers, other members of management, and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of Star Peak’s stockholders in connection with the proposed transaction. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of Star Peak s stockholders in connection with the proposed business combination is set forth in Star Peak’s registration statement / proxy statement that has been filed with the SEC. Investors and security holders may obtain more detailed information regarding the names and interests in the proposed transaction of Star Peak’s directors and officers in Star Peak’s filings with the SEC, and such information is also in the Registration Statement that has been filed with the SEC by Star Peak, which includes the definitive proxy statement / prospectus / written consent solicitation of Star Peak for the proposed transaction.

Forward-Looking Statements

Certain statements in this communication may be considered “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally relate to future events of Star Peak or Stem’s future financial or operating performance. For example, projections of future revenue and other metrics are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may,” “should,” “expect,” “intend,” “will,” “estimate,” “anticipate,” “believe,” “predict,” “or“ or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward-looking statements. These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by Star Peak and its management, and Stem and its management, as the case may be, are inherently uncertain factors that may cause actual results to differ materially from current expectations include, but are not limited to: 1) the occurrence of any event, change or other circumstances that could give rise to the termination of the definitive merger agreement with respect to the business combination; 2) the outcome of any legal proceedings that may be instituted against Star Peak, the combined company or others following the announcement of the business combination and any definitive agreements with respect thereto; 3) the inability to complete the business combination due to the failure to obtain approval of the stockholders of Star Peak, to obtain financing to complete the business combination or to satisfy other conditions to closing; 4) changes to the proposed structure of the business combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the business combination; 5) the ability to meet the New York Stock Exchange’s listing standards following the consummation of the business combination; 6) the risk that the business combination disrupts current plans and operations of Stem as a result of the announcement and consummation of the business combination; 7) the ability to recognize the anticipated benefits of the business combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; 8) costs related to the business combination; 9) changes in applicable laws or regulations; 10) the possibility that Stem or the combined company may be adversely affected by other economic, business and/or competitive factors; 11) Stem’s estimates of its financial performance; 12) the impact of the novel coronavirus disease pandemic and its effect on business and financial conditions; and 13) other risks and uncertainties set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in Star Peak’s Annual Report on Form 10-K for the year ended December 31, 2020. Nothing in this communication should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Neither Star Peak nor Stem undertakes any duty to update these forward-looking statements, except as otherwise required by law.

Investor Contacts – Stem
Ted Durbin, Stem, Inc.
Marc Silverberg, ICR, Inc.
IR@stem.com

Media Contact – Stem
Cory Ziskind, ICR, Inc.
stemPR@icrinc.com

Contacts – Star Peak
Tricia Quinn
Courtney Kozel
info@starpeakcorp.com
847 905 4400